November 29, 2004

By Facsimile and U.S. Mail

Paul J. Derenthal, Esq.
Derenthal & Dannhauser LLP
One Post Street, Suite 575
San Francisco, CA 94104

	Re:	Wells Real Estate Investment Trust, Inc.
		Schedule TO-T filed November 15, 2004
		Schedule TO-T, Amendment No. 1 Filed November 23, 2004
	      Filed by Sutter Opportunity Fund 3, LLC; Sutter Capital
     		Management, LLC and Robert E. Dixon

Dear Mr. Derenthal:

	We have the following comments on the above-referenced filing:

Schedule TO-T

1. Revise to provide all information required by Items 3 and 5-8 for each person identified in General Instruction C of Schedule TO. We note, for example, that you have not provided the information for persons associated with the LLCs, other than Mr. Dixon.

2. Revise the offer to purchase to provide further information regarding the market price of the securities. In particular, disclose more recent information regarding purchases on the Pink
Sheets and under the company`s redemption program, as it appears more recent information is publicly available. See Item 2(c) of Schedule TO and Item 1002(c) of Regulation M-A.

3. Provide the securities ownership of each person identified in General Instruction C as required by Item 1008(a) of Regulation
M-A.

4. The bidders must satisfy the financial statement requirements of Item 10 of Schedule TO. Either revise to include the required financial information for the bidder or provide us with an analysis for why its financial statements are not material in the context of these offers. Note that a bidder`s financial statements may be material in a tender offer for less than all outstanding target securities by non-reporting entities. Please be aware that adding new, material information in an amended filing may require dissemination of that information to security holders and an extension of the offer.

Offer to Purchase

5. Add disclosure to highlight the potential conflicts of interest associated with the fact that the purchasers are acting as the depositary in connection with the offering. The disclosure on page 7 does not adequately highlight the risks.

6. We note that the offer to purchase the subject securities for $7.00 per share net of any dividends paid prior to the expiration date of the offer. Revise to clarify that you will amend the offer to advise security holders of any dividends to be deducted from the offer price.

7. With a view toward disclosure, tell us whether your offer is for less than security holders might receive were they to participate in the issuer`s stock redemption program. Revise the offer to briefly describe the redemption program.

8. The purchasers represent that tendering security holders will not be required to pay selling commissions or transfer fees. Notwithstanding this disclosure, revise to indicate, if true, that security holders may be charged a fee by their broker for electing to participate in your offer.

Establishment of Offer Price, page 7

9. Revise to provide further information regarding how you established the offer price. For example, did the prices paid in the company`s redemption program factor into your decision? Clarify the "quantitative and qualitative" factors you considered.

Certain Federal Income Tax Consequences, page 11

10. Revise to eliminate the term "certain" from the heading and to eliminate the phrase "for general information only." This language implies that security holders are not entitled to rely on your disclosure, or that your disclosure is incomplete. Revise to describe all material federal income tax consequences of the transaction or confirm that you have done so.

The Business of the Company, page 12

11. You may not disclaim responsibility for information disclosed in your document. Revise the last sentence of this section accordingly.

Conditions of the Offer, page 13

12. We are unable to locate any disclosure regarding required regulatory approval or authorization or applicable waiting periods. Furthermore, the conditions stated in this paragraph repeat conditions in the paragraphs that follow. Revise the first paragraph of the conditions section to eliminate the condition or otherwise clarify the conditions stated in that section.

13. In paragraph (a) you condition the offer on whether the "benefit to be derived by the Purchasers as a result of the transactions contemplated by the Offer" are materially diminished. Please revise to specify or generally describe the benefits of the offer to you so that security holders will have the ability to objectively determine whether the condition has been triggered.

14. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Revise paragraph (e)(v) to clarify what material changes (positive or negative) in which currency exchange rates may trigger this condition and to clarify the reference to "a suspension of a limitation on the markets thereof." The condition is too broad.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions